

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com



15th June 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 15th June 2010.

"Catcher Drill Stem Test".

Yours faithfully

for Stephen Huddle
Company Secretary

Enc

7/1

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

("Premier")

Drilling update - Catcher drill stem test

Premier Oil plc notes that the operator of the Catcher well has today announced that the testing operations on the oil discovery located in the UK Central North Sea Block 28/9 have been completed and the well will now be sidetracked approximately 0.5 kilometres to the east.

The successful well test and fluid sampling programme confirmed 30 degree API gravity oil in the high quality Cromarty reservoir. Oil flowed naturally to surface but no meaningful flow rate could be measured due to mechanical issues most likely due to sand control. The well test revealed a productivity index which reflects excellent average reservoir permeability. Excluding the mechanical issues, the well would have likely flowed at a rate in excess of 7,500 bbl/d. The co-venturers have decided that the information gathered to date is sufficient for development studies to be undertaken.

The sidetrack will target a segment to the east of the Catcher discovery, within the Tay formation.

Premier's recoverable reserves range estimate of 25-50 mmbo for Catcher is unchanged.

15th June 2010

Enquiries

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR **Tel: 020 7337 1500**
James Henderson
Gavin Davis
Evgeniy Chuikov

Notes to editors:

Premier is a leading FTSE 250 independent exploration and production company with oil and gas interests in the North Sea, Asia and in the Middle East-Pakistan regions. Our strategy is to add significant value for shareholders through exploration and appraisal success, astute commercial deals and optimal asset management.

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom